FUTURE HELPERS, LLC
11586 McKenzie Parkway
Carmel, IN 46032
December 4, 2009
RW--VIA EDGAR TRANSMISSION
Securities Exchange Commission
Mail stop 3030
100 F Street N.E.
Washington, D.C. 20549
Attention: Daniel Morris, Special Counsel

Re: RW
Registration Statement on Form 10-12B
File No. 001-34562
Dear Mr. Morris:
	Future Helpers, LLC (the "Company") hereby respectfully requests the immediate withdrawal of its Registration Statement (the "Registration Statement") on Form 10-12B (File No. 001-34562).

	If you have any questions regarding this request for withdrawal, please do not hesitate to contact the FUTURE HELPERS, LLC at 317-771-3438 or email at TRENT@hdenergy2u.com.

Future Helpers, LLC
By:	/s/ TRENT WINDSLEY SAILOR
TRENT WINDSLEY SAILOR
Member